August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (734)855-2696

Mr. John C. Plant
Chief Executive Officer
TRW Automotive Holdings Group
12001 Tech Center Drive
Livonia, Michigan 48150

>   **Re: TRW Automotive Holdings Group**
>   **Definitive 14A**
>   **Filed March 30, 2007**
>   **File No. 001-31970**

Dear Mr. Plant:

　　We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

　　In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

　　If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 9

1. Please revise your discussion of the functions performed by your compensation consultants to address for each consultant the nature and scope of its assignment, including its role in determining and recommending compensation, and any other material elements of the consultant's functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

2. You state that your Chief Executive Officer has relied on industry compensation surveys by Hewitt Associates and Automotive Operations Survey Group. Please identify the companies included in these compensation surveys. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

3. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Further, you note in the second paragraph on page 18 that "management" submits comparisons of the company's compensation levels to that of an "industry peer group." Please identify the companies comprising the peer group. Refer to Item 402(b)(2)(xv) of Regulation S-K. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Disclose where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

2006 Execution of the Executive Compensation Program, page 21

4. Please provide an expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, disclose the subjective determinations underlying the cash incentive awards made to each named executive officer's annual cash. Similarly, discuss how the specific number of stock options granted to each named executive officer was determined. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Annual Cash Incentive Payments, page 21

5. The weighting of the subjective component of the annual cash incentive calculation was increased by 5%, at the discretion of the committee. Please more fully address the discretion exercised by the compensation committee with respect to your compensation programs, including whether the company has discretion to award equity or cash bonuses if the company fails to meet performance targets or, alternatively, limit (or increase) incentive awards when performance criteria are satisfied. Refer to Item 402(b)(2)(vi) of Regulation S-K.

6. It appears that performance targets for the 2007 annual and long-term incentive programs have already been set. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Accordingly, please disclose your post-2006 targets, to the extent they are known. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Stock Options and Restricted Stock Units, page 22

7. To the extent that individual performance is a factor in your decisions to awards stock options and restricted stock units, provide a detailed discussion of the criteria used to assess individual performance and contributions. Please explain how the individual criteria are measured. Refer to Item 402(b)(2)(vii) of Regulation S-K. Also disclose how the compensation committee applied these criteria to each named executive officer in setting each specific award.

Summary Compensation of Executive Officers, page 26

8. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the

compensation of, and equity awards to, Mr. Plant differ so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

<u>Potential Payments upon Termination or Change in Control, page 34</u>

9. We direct you to Item 402(j)(1) of Regulation S-K and note that you have omitted discussion of the definitions of key terms of the employment agreements disclosed. Please concisely define within the proxy terms such as "cause", "disability", "good reason" and "change in control."

10. Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also disclose how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor